06003743

AP 3/9/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 17 2006 WASH DC 209 SECTION

SEC FILE NUMBER
8-46569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden State Mutual Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 W. Adams Blvd
(No. and Street)

Los Angeles (City) CA (State) 90018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles James 323-731-1131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Jenkins III, CPA
(Name – *if individual, state last, first, middle name*)

2500 Wilshire Blvd, Ste 838 (Address) Los Angeles (City) CA (State) 90057-4313 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles L. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden State Mutual Securities Corp, as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature]
Notary Public

AURORA MARIA STRONG
COMM. # 1487081
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. MAY 1, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN STATE MUTUAL SECURITIES CORP.
A REGISTERED BROKER/DEALER
1999 WEST ADAMS BOULEVARD • LOS ANGELES, CA 90018-3514 • 1-800-476-2550

SEC MAIL PROCESSING
RECEIVED
FEB 17 2006
WASH, D.C. 209 SECTION

February 13, 2006

Mr. David Kyle, Esq.
880 West 1st Street, Suite 302
Los Angeles, CA 90012

RE: GOLDEN STATE MUTUAL SECURITIES CORP.
OUR CRD NO. 35106

Dear Mr. Kyle:

In connection with the examination of our Financial Statement as of December 31, 2005, management of Golden State Mutual Securities Corp., has prepared and furnished to our auditor, William Jenkins, III, Certified Public Accountant, 2500 Wilshire Boulevard, Suite 838, Los Angeles, California 90057, a description and evaluation of certain contingencies, including those set forth below involving matters with respect to which you have been engaged and to which you have devoted substantive attention on behalf of Golden State Mutual Securities Corp., in the form of legal consultation or representation. These contingencies are regarded by management of Golden State Mutual Securities Corp., as not being material.

Your response should include matters that existed on December 31, 2005 and during the period from that date to the date of your response.

PENDING OR THREATENED LITIGATION
(excluding unasserted claims)

NONE

Please furnish to our auditor such an explanation, if any, that you consider necessary to supplement the foregoing information, including an explanation of those matters as to which your views differ from those stated and identification of the omission of any pending or threatened litigation, claims and assessments or a statement that the list of such matters is complete.

UNASSERTED CLAIMS AND ASSESSMENTS

NONE

Please furnish to our auditor an explanation, if any, that you consider necessary to supplement the foregoing information, including an explanation to those matters as to which your views may differ from those stated.

We understand that whatever, in the course of performing legal services for us with respect to a matter recognized to involve an unasserted possible claim or assessment that may call for financial statement disclosure, if you have formed a professional conclusion that we should disclose or consider disclosure concerning such possible claim or assessment, as a matter of professional responsibility to us, you will so advise us and will consult with us concerning the question of such disclosure and applicable requirements of Statement of Financial Accounting Standards No. 5.

Please specifically identify the nature of and reason for any limitation on your response.

Very truly yours,

Charles L. James
President

cc: William Jenkins, III

GOLDEN STATE MUTUAL SECURITIES CORP.
A REGISTERED BROKER/DEALER
1999 WEST ADAMS BOULEVARD • LOS ANGELES, CA 90018-3514 • 1-800-476-2550

February 13, 2006

Mr. William Jenkins, III
Certified Public Accountant
2500 Wilshire Boulevard, Suite 838
Los Angeles, CA 90057-4313

Dear Mr. Jenkins:

In connection with your examination of the statement of financial position and the related statements of income and expense changes in financial position and stockholders' equity as of December 31, 2005, and for the year then ended for purposes of expressing an opinion whether the financial statements present fairly the financial position, the results of operations and the changes in financial position of Golden State Mutual Securities Corp., in conformity with generally accepted accounting principles, we confirm to the best of our knowledge and belief, the following representations made to you during your audit.

1. We are responsible for the fair presentation in the statement of financial position in conformity with generally accepted accounting principles.

1. We have made available to you all -
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

1. There have been no -
   a. Irregularities involving management of employees who have significant roles in the internal control structure.
   b. Irregularities involving other employees that could have a material effect on the financial statement.
   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statement.

1. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

A REGISTERED BROKER/DEALER
1999 WEST ADAMS BOULEVARD • LOS ANGELES, CA 90018-3514 • 1-800-476-2550

February 13, 2006

Mr. William Jenkins, III
Certified Public Accountant
2500 Wilshire Boulevard, Suite 838
Los Angeles, CA 90057-4313

Dear Mr. Jenkins:

In connection with your examination of the statement of financial position and the related statements of income and expense changes in financial position and stockholders' equity as of December 31, 2005, and for the year then ended for purposes of expressing an opinion whether the financial statements present fairly the financial position, the results of operations and the changes in financial position of Golden State Mutual Securities Corp., in conformity with generally accepted accounting principles, we confirm to the best of our knowledge and belief, the following representations made to you during your audit.

1. We are responsible for the fair presentation in the statement of financial position in conformity with generally accepted accounting principles.

1. We have made available to you all -
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

1. There have been no -
   a. Irregularities involving management of employees who have significant roles in the internal control structure.
   b. Irregularities involving other employees that could have a material effect on the financial statement.
   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statement.

1. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

1. The following have been properly recorded or disclosed in the financial statement:
    a. Related party transactions and related amounts received or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees.
    b. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions or other requirements.
    c. Arrangements with financial institutions involving compensation balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.
    d. Agreements to repurchase assets previously sold.

1. There are no -
    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial report as a basis for recording a loss contingency.
    b. Other monthly liabilities or gains or loss contingencies that are required to be accrued or disclosed by State of Financial Accounting Standards No. 5.
    c.

2. There are no un-asserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

1. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statement.

1. Provisions, when material, have been made to reduce excess or obsolete inventories to their estimated net realizable value.

1. The Corporation has satisfactory title to all owned assets and there are no liens or encumbrances on such assets nor have any assets been pledged.

1. Provision has been made for any material loss to be sustained in the fulfillment, for or from inability to fulfill, any sales commitments.

1. Provision has been made for any material loss to be sustained as a result of purchase commitments for inventory quantities in excess of normal requirements or at prices in excess of the prevailing market price.

1. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

1. No events have occurred subsequent to the statement of financial position date that require adjustment to, or disclosure in, the financial statement.

Very truly yours,

Charles L. James
President

cc: Erlinda Mangarin
Treasurer

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2005

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

TABLE OF CONTENTS

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

ACCOUNTANT'S REPORT

To The Board of Directors and Stockholders
of Golden State Mutual Securities Corp.

I have audited the accompanying statement of financial position of Golden State Mutual Securities Corp. (A California Corporation) as of December 31, 2005 and 2004 and the related statements of income (loss), changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Golden State Mutual Securities Corp. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

William Jenkins III

Los Angeles, California
February 10, 2006

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CASH	$ 8,916	$ 12,806
PREPAID FEES	4,172	4,847
TOTAL	$ 13,088	$ 17,653
LIABILITIES AND STOCKHOLDERS' EQUITY		
ACCOUNTS PAYABLE	$ 800	$ 208
Total liabilities	800	208
STOCKHOLDERS' EQUITY:		
Common stock	89,568	86,568
Deficit	(77,280)	(69,123)
Total stockholders' equity	12,288	17,445
TOTAL	$ 13,088	$ 17,653

The accompanying notes to financial statements are an integral part of this statement.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE:		
Dealer commission income	$ 24,005	$ 42,503
Interest income	11	21
Total revenue	24,016	42,524
EXPENSES:		
NASD fees	5,521	6,350
Membership assessments	450	300
Telephone	678	630
Office expenses	106	
Auditing	4,118	3,601
Commission expenses	15,408	27,329
Salaries	3,336	2,682
Insurance	501	696
License and fees	1,239	363
Other	16	235
Total expenses	31,373	42,186
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(7,357)	338
PROVISION FOR INCOME TAXES	800	800
NET INCOME (LOSS)	(8,157)	(462)
DEFICIT-BEGINNING OF YEAR	(69,123)	(68,661)
DEFICIT-END OF YEAR	$(77,280)	$(69,123)

The accompanying notes to financial statements
are an integral part of this statement.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Total	Common Stock	Retained Earnings
Balance December 31, 2003	$ 17,907	$ 86,568	$(68,661)
Net loss for the year December 31, 2004	(462)		(462)
Balance December 31, 2004	17,445	86,568	(69,123)
Sale of 30 shares of common stock	3,000	3,000	
Net loss for the year December 31, 2005	(8,157)		(8,157)
Balance December 31, 2005	$ 12,288	$ 89,568	$(77,280)

The accompanying notes to financial statements
are an integral part of this statement.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOW FROM OPERATIONS:		
Net income (loss)	$(8,157)	$(462)
Changes In Operating Assets and Liabilities:		
(Increase) Decrease in operating assets:		
(Increase) Decrease in prepaid	675	(384)
Increase (Decrease) in accounts payable	592	(287)
Cash flow from operations	(6,890)	(1,133)
CASH FLOW FROM FINANCING ACTIVITY:		
Common stock issued	3,000	
Cash flow from financing activity	3,000	
INCREASE (DECREASE) IN CASH FLOW	(3,890)	(1,133)
CASH BALANCE-BEGINNING	12,806	13,939
CASH BALANCE-ENDING	$ 8,916	$ 12,806

The accompanying notes to financial statements
are an integral part of this statement.

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

Organization:
Golden State Mutual Securities Corp. (the Corporation) was organized pursuant to the State of California's Corporation Laws. The corporation filed an application with the Securities Exchange Commission to operate as a broker-dealer and was accepted. The Corporation's business activity is limited to wholesaling and retailing of redeemable investment company shares and variable contracts on a "subscription" or "application" basis only. The activities being conducted are in connection with obtaining state licenses, recruiting and training personnel, and developing clients and markets. During prior years, the corporation was in its development stages.

Nature of Business:
The Corporation does not hold customer funds or securities and pursuant to Section (k)(1) exemptive provision of SEC 15c3-3 is not required to include a computation for the determination of reserve requirement or disclosure information related to the possession or control of securities.

Accounting Policy:
The corporation's accounting policy for start-up and other non-capital cost is, cost must be classified according to their nature as potentially deferrable or not deferrable and costs that are classified as potentially deferrable must be assessed for recoverability.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents:
For purposes of balance sheet classification and the statement of cash flows, the Corporation defines its cash and cash equivalents to include cash on hand, demand deposits and investments, if any, with original maturities of three months or less, with essentially no market risk.

Income Taxes:
The Corporation has experienced operating losses since its inception. Net operating losses carried forward for the years ended December 31, 2005 and 2004 were $ 77,280 and $ 69,123 respectively. Since the Corporation has incurred operating losses, the provision for corporate income taxes represents the minimum taxes payable to the Franchise Tax Board. No net operating loss benefit has been recorded in the accompanying financial statements, because the periods for which operating profits will be generated could not be estimated.

Net Capital Requirements:
The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 6 and 2/3%. At December 31, 2005 and 2004, the Corporation had net capital of $ 8,116 and $ 12,598 respectively, which was in excess of its required net capital and its aggregate indebtedness as of December 31, 2005 and 2004 was $ 800 and $ 208 respectively.

COMMON STOCK:
The Corporation has 5,000 shares of common stock authorized and had issued and outstanding shares as of December 31, 2005 and 2004 of 4,951 and 4,921 respectively. Shares issued and outstanding as of December 31, 2005 and 2004 consisted of 4,771 shares, having a price per share of $15 and the remaining shares, having a price per share of $100.

RELATED PARTY TRANSACTIONS:
The Corporation is 100% owned by Golden State Mutual Corporation, which is 100% owned by Golden State Mutual Life Insurance Company. Agreements have been executed whereby Golden State Mutual Life Insurance Company will provide personnel, facility and equipment for the corporation at a nominal annual fee. No amount has been charged to operations during the current period, nor any prior periods.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

INDEPENDENT ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Golden State Mutual Securities Corp.

I have audited the financial statements of Golden State Mutual Securities Corp. (A California Corporation) (GSMSC) as of and for the year ended December 31, 2005 and have issued my report thereon dated February 10, 2006. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Jenkins III

Los Angeles, California
February 10, 2006

SCHEDULE I

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

TOTAL STOCKHOLDERS' EQUITY	$ 12,288
NONALLOWABLE ASSETS:	
Prepaid fees	4,172
Total nonallowable assets	4,172
NET CAPITAL-DECEMBER 31, 2005	$ 8,116

RECONCILIATION WITH GSMSC'S' COMPUTATION (Included in Part II of Form X-17a-5 as of December 31, 2005):

FOCUS Report	$ 8,710
Difference in Accrued Expenses:	
Accounts payable per Focus Report	207
Accounts payable per audited financial statements	(800)
Rounding difference	(1)
Net Capital Per Above	$ 8,116

SCHEDULE I

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION CONTINUED
AS OF DECEMBER 31, 2005

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total liabilities from statement of financial position	$ 800
Total aggregate indebtedness	$ 800
Percentage of aggregate indebtedness to net capital	10.00%

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

AS OF DECEMBER 31, 2005

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Golden State Mutual Securities Corp.

In planning and performing my audit of the financial statements of Golden State Mutual Securities Corp. (A California Corporation) (GSMSC) for the year ended December 31, 2005 and having issued my report thereon dated February 10, 2006, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by GSMSC in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Section K(1) of rule 15c3-3. I did not review the practices and procedures followed by GSMSC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because GSMSC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of GSMSC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which GSMSC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that GSMSC was in compliance with the conditions of the exemption and that no facts came to my attention, indicating, that such conditions had not been complied with during the year ended December 31, 2005.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Jordano III

Los Angeles, California
February 10, 2006